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October 27, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Mr. Keith Gregory, Esquire

RE:	VanEck Funds (the "Registrant") File Nos. 002-97596 and 811-04297

Dear Mr. Gregory:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission (the "Commission") this application for withdrawal of the post-effective amendment (the "Amendment") to the Registrant's registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 4:08 p.m. on January 27, 2017 (Accession No. 0000930413-17-000234), only with respect to Class T shares of the VanEck NDR Managed Allocation Fund.  The Amendment was filed as a template 485(a) amendment filing in reliance on the template filing relief previously granted by the Commission Staff in connection with the Amendment, and the Registrant's Request for Template Filing Relief filed via correspondence, as amended on March 27, 2017. At this time, the Registrant does not intend to file replicate filings to register Class T shares of additional series of the Registrant in reliance on the Template Filing Relief filed on March 27, 2017.
This application also includes the withdrawal of the associated delaying amendments (the "Delaying Amendments") filed with EDGAR submission type 485BXT, which were accepted via the EDGAR system at the times and days as follows: (i) at 5:06 p.m. on March 27, 2017 (Accession No. 0001680289-17-000060); (ii) at 4:57 p.m. on April 4, 2017 (Accession No. 0001680289-17-000072); (iii) at 12:52 p.m. on April 6, 2017 (Accession No. 0001680289-17-000077); (iv) at 12:07 p.m. on May 5, 2017 (Accession No. 0001680289-17-000128); (v)  at 3:36 p.m. on May 22, 2017 (Accession No. 0001680359-17-000196); (vi) at 12:59 p.m. on May 30, 2017 (Accession No. 0001137439-17-000128); (vii) at 5:26 p.m. on May 30, 2017 (Accession

U.S. Securities and Exchange Commission
October 27, 2017

No. 0001137439-17-000131); (viii) at 4:28 p.m. on June 5, 2017 (Accession No. 0001680359-17-000220); (ix) at 12:53 p.m. on June 30, 2017 (Accession No. 0001680289-17-000186); (x) at 9:17 a.m. on August 3, 2017 (Accession No. 0001680289-17-000262); (xi) at 11:09 a.m. on September 1, 2017 (Accession No. 0001680289-17-000286); and (xii) at 4:17 p.m. on September 28, 2017 (Accession No. 0001680289-17-000327).
 The Amendment was filed under Rule 485(a) in anticipation of launching a new share class and the Delaying Amendments were filed under Rule 485(b) for the sole purpose of delaying the effectiveness of the Amendment.  However, the Registrant does not intend to launch the new share class at the present time, and no securities were sold in connection with the offering.
Therefore, the Registrant respectfully submits this application for withdrawal of the Registrant's Amendment (Accession No. 0000930413-17-000234) filed under the EDGAR submission type 485A and the Registrant's associated Delaying Amendments (Accession No. 0001680289-17-000060, Accession No. 0001680289-17-000072, Accession No. 0001680289-17-000077, Accession No. 0001680289-17-000128, Accession No. 0001680359-17-000196, Accession No. 0001137439-17-000128, Accession No. 0001137439-17-000131, Accession No. 0001680359-17-000220, Accession No. 0001680289-17-000186, Accession No. 0001680289-17-000262, Accession No. 0001680289-17-000286, and Accession No. 0001680289-17-000327), with each such Delaying Amendment filed under the EDGAR submission type 485BXT.
Please direct any inquiries regarding this application to my attention at the above referenced number or, in my absence, to Cillian Lynch at (202) 419-8416.
Very truly yours, /s/ Fabio Battaglia Fabio Battaglia